February 6, 2007
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Masco Corporation
Form 10-K for the year ended December 31, 2005
Filed March 2, 2006
File No. 1-5794
Dear Mr. Hartz:
I am writing to respond to your comment letter dated January 24, 2007, relating to the captioned filing.
Form 10-K for the fiscal year ended December 31, 2005
Note E. Investments, page 45
1.	We have reviewed your response to our letter dated December 18, 2006. We note that, at December 31, 2005, you had an investment in 49 private equity funds that had a carrying value of $262 million and a net asset value of $243 million. We also note that the net asset value was not a market fair value and your statement that it was not practicable to estimate a fair market value.

In accordance with paragraphs 8b and 9 of EITF 03-1, you may be required to estimate the fair value of your investments in private equity funds if an impairment indicator is present. We understand that your private equity funds typically have a minimum life of ten years to allow sufficient time to realize your investment strategy. However, we expect that you will fully evaluate an impairment indicator in the period in which it occurs and consider whether the cost of the investment is recoverable within a reasonable period of time. It would not be appropriate to assume that impairment indicators can automatically be overcome due to the ten year expected life of a given fund.

To the extent that you have investments in private equity funds that are in a loss position for which other-than-temporary impairments have not been recognized, we would expect that you would fully comply with the disclosure requirements of paragraph 21 of EITF 03-1, including disclosing the evidence you considered in determining that an investment was not other-than-temporarily impaired. In addition, to the extent certain cost method investments are not evaluated for impairment, such fact should be disclosed in accordance with paragraph 22 of EITF 03-1.

We further note that your proposed future disclosure contains a reference to net asset values reported by fund managers. Please either identify these experts or delete your reference to them. We remind you that if you identify and refer to experts, you must include their consent.

Finally, we would expect that your liquidity section in future filings will be updated to include more comprehensive discussion of your overall investment strategy and the reasons why you have chosen to invest in these private equity funds instead of more liquid securities.

Please confirm to us your intentions in this matter.
1. In accordance with paragraphs 8b and 9 of EITF 03-1, you may be required to estimate the fair value of your investments in private equity funds if an impairment indicator is present. We understand that your private equity funds typically have a minimum life of ten years to allow sufficient time to realize your investment strategy. However, we expect that you will fully evaluate an impairment indicator in the period in which it occurs and consider whether the cost of the investment is recoverable within a reasonable period of time. It would not be appropriate to assume that impairment indicators can automatically be overcome due to the ten year expected life of a given fund.
Response: The Company confirms that it does not assume that an impairment indicator can automatically be overcome due to the ten year expected life of a fund. When impairment indicators are present the Company assesses the fair value of the investment to determine if the cost of the investment is recoverable in a reasonable period of time.
To the extent that you have investments in private equity funds that are in a loss position for which other-than-temporary impairments have not been recognized, we would expect that you would fully comply with the disclosure requirements of paragraph 21 of EITF 03-1, including disclosing the evidence you considered in determining that an investment was not other-than-temporarily impaired. In addition, to the extent certain cost method investments are not evaluated for impairment, such fact should be disclosed in accordance with paragraph 22 of EITF 03-1.
Response: In accordance with EITF 03-1, the Company will comply with disclosures of paragraphs 21 and 22. See Exhibit A to this letter for a draft of the Company’s 2006 footnote disclosure which incorporates the required disclosure.
We further note that your proposed future disclosure contains a reference to net asset values reported by fund managers. Please either identify these experts or delete your reference to them. We remind you that if you identify and refer to experts, you must include their consent.
Response: The Company will delete the reference to “net asset values reported by fund managers” in the proposed footnote.

Finally, we would expect that your liquidity section in future filings will be updated to include more comprehensive discussion of your overall investment strategy and the reasons why you have chosen to invest in these private equity funds instead of more liquid securities.
Response: We will update our liquidity section of Management’s Discussion and Analysis to reflect a more comprehensive discussion of our private equity funds and the reasons for investing in such funds. The Company has included a draft of the proposed 2006 disclosure to MD&A as Exhibit B to this letter.
If you have any further questions or comments, please contact me at 313 792-6370.

Sincerely, /s/ TIMOTHY WADHAMS Timothy Wadhams Senior Vice President and Chief Financial Officer

Proposed 2006 investments footnote with revised disclosures-draft	Exhibit A
E. FINANCIAL INVESTMENTS
The Company has maintained investments in marketable securities and a number of private equity funds, principally as part of its tax planning strategies, as any gains enhance the utilization of any current and future tax capital losses. Financial investments included in other assets were as follows, in millions:

	At December 31
	2006	2005

Marketable securities	$72	$115
Private equity funds	211	262
Metaldyne Corporation	57	94
TriMas Corporation	30	46
Other investments	9	12

Total	$379	$529

Investments in marketable securities are accounted for as available-for-sale. Accordingly, the Company records these investments at fair value, and unrealized gains and losses (that are deemed to be temporary) are recognized, net of tax effect, through shareholders’ equity, as a component of other comprehensive income. Realized gains and losses and charges for other-than-temporary impairments are included in determining net income, with related purchase costs based upon specific identification.
The Company had investments in 18 different marketable securities at December 31, 2006. The Company reviews industry analyst reports, key ratios and statistics, market analyses and other factors for each investment to determine if an unrealized loss is other-than-temporary. Based upon this review, in 2005 and 2004, the Company recognized impairment charges of $28 million and $21 million, respectively, related to its then, investment in four million shares of Furniture Brands International common stock.
The Company’s investments in marketable securities were as follows, in millions:

		Pre-tax
		Unrealized	Unrealized	Recorded
	Cost Basis	Gains	Losses	Basis

December 31, 2006	$67	$9	$(4)	$72

December 31, 2005	$94	$21	$—	$115
At December 31, 2006, no marketable securities were in an unrealized loss position for more than twelve months.
The Company’s investments in private equity funds and other private investments are carried at cost and are evaluated for potential impairment when impairment indicators are present, or when an event or change in circumstances has occurred, that may have a significant adverse effect on the fair value of the investment. Impairment indicators the Company considers include the following: whether there has been a significant deterioration in earnings performance, asset quality or business prospects; a significant adverse change in the regulatory, economic or technological environment; a significant adverse change in the general market condition or geographic area in which the investment operates; and, any bona fide offers to purchase for less than the carrying value. Since there is no active trading market for these investments, they are for the most part illiquid. These investments, by their nature, can also have a relatively higher degree of business risk, including financial leverage, than other financial investments.

Future changes in market conditions, the future performance of the underlying investments or new information provided by private equity fund managers could affect the recorded values of such investments and the amounts realized upon liquidation.
At December 31, 2006, the Company had investments in 49 private equity funds, split between buyout funds and venture capital funds, with a carrying value of $211 million. The 31 buyout funds, which constitute approximately 75 percent of the invested value, invest in established businesses and, other than the Heartland fund, no buyout funds have a concentration in a particular sector that is undergoing a fundamental change, such as the automotive-related market. The 18 venture capital funds, which constitute approximately 25 percent of the invested value, invest in start-up or smaller established businesses, principally in the areas of information technology, bio-technology and healthcare. Of the 49 funds there are seven funds with a carrying value greater than $10 million that aggregate $112 million of carrying value. It is not practicable for the Company to estimate a fair value because the private equity funds have no quoted market price and sufficient information is not readily available for the Company to utilize a valuation model to determine a fair value for each fund.
In November 2000, the Company reduced its common equity ownership in Metaldyne Corporation (“Metaldyne”) (formerly MascoTech, Inc.) through a recapitalization merger with an affiliate of Heartland Industrial Partners, L.P. (“Heartland”), a private equity fund in which the Company had a remaining investment of $17 million at December 31, 2006 (representing less than five percent of the fund). The Company in that transaction retained six percent of the common equity of Metaldyne. At December 31, 2006, the Company also held preferred stock of Metaldyne, which accrues dividends at the annual rate of 15 percent. Additionally, the Company owned an approximate 10 percent investment in TriMas Corporation (“TriMas”) common stock. Investments in Metaldyne and TriMas are accounted for on the cost basis.
During 2006, based upon a review of new information from the Heartland fund concerning fund investments and the continued deterioration of conditions in the automotive supplier and transportation products markets served by Metaldyne and TriMas, the Company determined that the decline in the estimated value of certain of its financial investments was other-than-temporary. Accordingly, in the second quarter of 2006, the Company recognized a non-cash, pre-tax impairment charge aggregating $78 million for its investments in Metaldyne ($40 million), TriMas ($6 million), the Heartland fund ($29 million) and another fund ($3 million) which invested in automotive and transportation-related suppliers, including Metaldyne and TriMas. Additionally, based upon the Company’s review, the Company considered the decline in the fair value of certain of its other private equity fund investments and other investments to be other-than-temporary and, accordingly, recognized impairment charges of $13 million and $15 million in 2006 and 2005, respectively. In the fourth quarter of 2006, the Company received new information related to its TriMas investment and determined that the additional decline in the estimated value for this investment was other-than-temporary. Accordingly, in the fourth quarter of 2006, the Company recognized an additional non-cash, pre-tax impairment charge of $10 million related to its investment in TriMas.
In 2005, the Company reviewed its portfolio of private equity funds and determined that there were impairment indicators for three funds. As of December 31, 2005, the Company determined that the declines in value were temporary based upon a review of the fund reports, analysis of investments in the funds, analyst reports, industry information, length of time the funds have been in existence, the remaining amounts of available capital commitments that the fund manager could utilize to support its investments and the Company’s ability and intent to hold the investments in these funds for a reasonable period of time sufficient for the forecasted recovery of fair value.

The Company’s investments in private equity funds, for which fair value was determined, with unrealized losses were as follows, in millions:

		Unrealized Loss
	Fair Value	Less than 12 Months	Over 12 Months

December 31, 2006	$—	$—	$—

December 31, 2005	$43	$19	$9
The remaining private equity investments in 2006 and 2005 with an aggregate carrying value of $211 million and $191 million, respectively, were not evaluated for impairment, as there were no indicators of impairment or identified events or changes in circumstances that would have a significant adverse effect on the fair value of the investment.
Subsequent Event: On January 11, 2007, the acquisition of Metaldyne by Asahi Tec Corporation, a Japanese automotive supplier, was finalized. The combined fair value of Asahi Tec common and preferred stock received in exchange for the Company’s investment in Metaldyne approximates $74 million and the Company’s carrying value of the Metaldyne investment was $57 million at December 31, 2006. As a result, a gain of approximately $17 million will be recognized in the first quarter of 2007. Any unrealized gains or losses subsequent to January 11, 2007, will be recognized, net of tax, through shareholders' equity, as a component of other comprehensive income, in the Company’s consolidated balance sheet beginning in the first quarter of 2007.
Income from financial investments, net, included in other, net, within other income (expense), net, and impairment charges for financial investments were as follows, in millions:

	2006	2005	2004
Realized gains from marketable securities	$14	$39	$70
Realized losses from marketable securities	(10)	(9)	(20)
Dividend income from marketable securities	3	4	14
Income from other investments, net	27	68	42
Dividend income from other investments	7	12	13

Income from financial investments, net	$41	$114	$119

Impairment charges:
Metaldyne Corporation	$(40)	$—	$—
Private equity funds	(40)	(15)	—
TriMas Corporation	(16)	—	—
Other investments	(5)	—	—
Marketable securities	—	(30)	(21)

Total impairment charges	$(101)	(45)	$(21)

The impairment charges, related to the Company’s financial investments, recognized during 2006, 2005 and 2004 were based upon then-current estimates for the fair value of certain financial investments; such estimates could change in the near-term based upon future events and circumstances.

Proposed 2006 MD&A disclosure for private equity funds-draft	Exhibit B
The Company will include this proposed disclosure in the liquidity section of MD&A.
The Company has maintained investments in marketable securities and a number of private equity funds, principally as part of its tax planning strategies, as any gains enhance the utilization of tax capital losses, including significant capital losses resulting from the exit of certain businesses over the past several years. The Company determined that the longer maturity of private equity funds would be advantageous to the Company and complement the Company’s investment in more liquid, publicly traded marketable securities to balance risk. Since the Company has significantly reduced the tax capital losses in part by generating capital gains from investments and other sources, the Company has and will continue to reduce its investments in financial assets.

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